U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October, 2011	Commission File Number: 000-29870

CREAM MINERALS LTD.

(Translation of registrant’s name into English)

1400-570 Granville Street

Vancouver, British Columbia, Canada  V6C 3P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The documents listed in the Exhibit Index hereto are filed as a part of this Form 6-K and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2011

CREAM MINERALS LTD. (Registrant)
By:	/s/ Michael E. O'Connor
	Name:	Michael E. O'Connor
	Title:	President and Chief Executive Officer

Form 6-K Exhibit Index (1)

Exhibit No.

99.1	News Release
99.2	Material Change Report
99.3	Material Document
99.4	News Release
99.5	Material Change Report
99.6	News Release
99.7	Early Warning Report
99.8	Alternative Monthly Report
99.9	News Release
99.10	News Release
99.11	News Release
99.12	Management Discussion and Analysis
99.13	52-109FV2 - Certification of Interim Filings - CFO
99.14	52-109FV2 - Certification of Interim Filings - CEO
99.15	Interim Financial Statements
99.16	News Release
99.17	Material Change Report
99.18	News Release
99.19	Notice of Shareholder Meeting and Record Date
99.20	Notice of Shareholder Meeting
99.21	Management Information Circular
99.22	News Release
99.23	Form of Proxy
99.24	News Release
99.25	Material Change Report
99.26	News Release
99.27	News Release
99.28	News Release
99.29	News Release
99.30	Security Holders Documents
99.31	Audited Annual Financial Statements
99.32	Management Discussion and Analysis
99.33	52-109FV1 - Certification of Interim Filings - CFO
99.34	52-109FV1 - Certification of Interim Filings - CEO
99.35	Security Holders Documents
99.36	News Release
99.37	News Release
99.38	News Release
99.39	Notice of Shareholder Meeting and Record Date
99.40	Interim Financial Statements
99.41	Management Discussion and Analysis
99.42	52-109FV2 - Certification of Interim Filings - CEO
99.43	52-109FV2 - Certification of Interim Filings - CFO
99.44	News Release
99.45	News Release
99.46	News Release
99.47	Notice of Shareholder Meeting
99.48	Management Information Circular
99.49	Form of Proxy

(1) This filing is part one of a three part filing on Form 6-K. Please see the other two Form 6-K's filed by Cream Minerals Ltd. on October 26th, 2011 to access the remainder of the exhibits.